UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Capital Financial Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

140144-10-6

(CUSIP Number)

Bruce Edwin Graham
1700 West Katella Avenue
Orange, CA 92867
(714) 628-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)
(Page 1 of 6 Pages, Excluding Exhibits)

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS Bruce Edwin Graham I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 774,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 774,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 14,455,943 shares outstanding as of October 31, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 12, 2010.

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS William L. Graham I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 190,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 14,455,943 shares outstanding as of October 31, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 12, 2010.

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 4 of 6

This Amendment No. 1 to Schedule 13D (“Amendment”) amends the Schedule 13D filed on November 18, 2010 by Bruce Edwin Graham and William L. Graham (each, a “Reporting Person” and, collectively, the “Reporting Persons”).  This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 18, 2010 relating to Common Stock of Capital Financial Holdings, Inc. (the “Original Schedule 13D”).

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to reflect the following:

As of February 10, 2011, Bruce Edwin Graham had acquired 774,770 shares of Common Stock in open market transactions for an aggregate (including broker’s fees and commissions) of approximately $116,725.94 of his personal funds. As of February 10, 2011, William L. Graham had acquired 190,000 shares of Common Stock in open market transactions for an aggregate (including broker’s fees and commissions) of approximately $33,447.41 of his personal funds.

The transactions effected in the past 60 days are described in the attached Schedule I.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to reflect the following:

(a) As of February 10, 2011, Bruce Edwin Graham was the beneficial owner of 774,770 shares of Common Stock, which represents approximately 5.36% of the outstanding shares of Common Stock.  As of February 10, 2011, William L. Graham was the beneficial owner of 190,000 shares of Common Stock, which represents approximately 1.31% of the outstanding shares of Common Stock.  Percentage ownership is calculated based on 14,455,943 shares of outstanding Common Stock on October 31, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 12, 2010.

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Bruce Edwin Graham	0	774,770	0	774,770
William L. Graham	0	190,000	0	190,000

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 5 of 6

(c)           The transactions effected by Bruce Edwin Graham and William L. Graham during the past 60 days are described below:

The following tables set forth all transactions with respect to shares of Common Stock effected in the past sixty (60) days by any of the Reporting Persons (inclusive of any transaction effected as of 5:30 p.m. Eastern Time, on February 10, 2011).

Purchases
Name of Reporting Person	Date	Number of Shares Purchased	Price Per Share	Aggregate Purchase Price (1)	Transaction Type
Bruce Edwin Graham	12/20/2010	1,000	$0.07	$ 70.00	Open Market Purchase
Bruce Edwin Graham	12/27/2010	21,784	$0.07	$1,524.88	Open Market Purchase
William L. Graham	12/28/2010	2,500	$0.0725	$ 181.25	Open Market Purchase
Bruce Edwin Graham	12/28/2010	10,000	$0.07	$ 700.00	Open Market Purchase
Bruce Edwin Graham	1/24/2011	20,000	$0.10	$2,000.00	Open Market Purchase
William L. Graham	1/24/2011	3,000	$0.10	$ 300.00	Open Market Purchase
Bruce Edwin Graham	1/25/2011	20,000	$0.10	$2,000.00	Open Market Purchase
William L. Graham	1/25/2011	5,000	$0.10	$ 500.00	Open Market Purchase
William L. Graham	2/2/2011	9,500	$0.10	$ 950.00	Open Market Purchase
Bruce Edwin Graham	2/2/2011	5,000	$0.10	$ 500.00	Open Market Purchase
Bruce Edwin Graham	2/2/2011	216	$0.12	$ 25.92	Open Market Purchase
Bruce Edwin Graham	2/8/2011	10,000	$0.10	$1,000.00	Open Market Purchase
William L. Graham	2/8/2011	10,000	$0.08	$ 800.00	Open Market Purchase
Bruce Edwin Graham	2/9/2011	3,000	$0.09	$ 270.00	Open Market Purchase
Bruce Edwin Graham	2/9/2011	5,000	$0.10	$ 500.00	Open Market Purchase
Bruce Edwin Graham	2/9/2011	20,000	$0.08	$1,600.00	Open Market Purchase
Bruce Edwin Graham	2/10/2011	16,270	$0.10	$1,627.00	Open Market Purchase
Bruce Edwin Graham	2/10/2011	7,500	$0.11	$ 825.00	Open Market Purchase

(1)	No brokerage fees or commissions were paid on these transactions.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011	/s/ Bruce Graham
Bruce Edwin Graham, an individual

Dated: February 10, 2011	/s/ William Graham
William L. Graham, an individual